SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                           Consolidated Graphics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   209341 10 6
                                 (CUSIP Number)

                                  June 30, 2000
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No.   209341 10 6
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joe R. Davis,  S.S. No. ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER
  NUMBER OF

                        1,554,500
   SHARES
                  --------------------------------------------------------------

BENEFICIALLY      6     SHARED VOTING POWER


  OWNED BY              None

                  --------------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

                        1,554,500
  REPORTING
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
 PERSON WITH
                        None

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,554,500

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                             / /

      Not Applicable
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Approximately 12%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1:

Item 1(a) Name of Issuer:                 Consolidated Graphics, Inc.

Item 1(b) Address of Issuer's Principal   5858 Westheimer, Suite 200
      Executive Offices:                  Houston, Texas  77057

ITEM 2:

Item 2(a) Name of Person Filing:          Joe R. Davis

Item 2(b) Address of Principal            5858 Westheimer, Suite 200
      Business Office:                    Houston, Texas  77057

Item 2(c) Citizenship:                    U.S.

Item 2(d) Title of Class of Securities:   Common Stock

Item 2(e) CUSIP Number:                   209341 10 6


ITEM 3:

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)   [ ]   Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

     (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

     (d)   [ ]   Investment company  registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)
                 (E);

     (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                 240.13d-1(b)(1)(ii)(F);

     (g)   [ ]   A parent holding company or control person in accordance with
                 240.13d-1(b)(1)(ii)(G);

     (h)   [ ]   A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

     (i)   [ ]   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

     (j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

ITEM 4:
Item 4.   Ownership:

      (a)   Amount beneficially owned:          1,554,500

      (b)   Percent of class:                   Approximately 12%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:  1,554,500

            (ii)  Shared power to vote or to direct the vote:  None

            (iii) Sole power to dispose or to direct the disposition of:
                   1,554,500

            (iv)  Shared power to dispose or to direct the disposition of:  None

Item 5.     Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:  Not Applicable

Item 10.    Certification:  Not Applicable

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2000



                                                   /S/ JOE R. DAVIS
                                                   ----------------
                                                   JOE R. DAVIS